UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

______________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure:	“Extension of the Main Offer Period of the Public Tender Offer by CNAC Saturn (NL) B.V. for all publicly held registered shares with a nominal value of CHF 0.10 each of Syngenta AG, Basel, Switzerland until July 18, 2016, 4:00 p.m. CEST”

Herewith we furnish a notice related to Syngenta AG. The full text of the notice is the following:

# # #

1 | 3

Extension of the Main Offer Period

of the

Public Tender Offer

by

CNAC Saturn (NL) B.V.

for all publicly held registered shares with a nominal value of CHF 0.10 each of

Syngenta AG, Basel, Switzerland

until

July 18, 2016, 4:00 p.m. CEST

Syngenta AG	Swiss securities number	ISIN	Ticker symbol

Registered shares not tendered (first trading line)	1 103 746	CH001 103 746 9	SYNN

Registered shares tendered during the Main Offer Period (second trading line)	31 612 454	CH031 612 454 1	SYNNE

Registered shares tendered during the Main Offer Period (third line - not traded, for USD/CHF Conversion Facility)	31 631 324	CH031 631 324 3	-

I.	Background

On March 8, 2016, CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Chamber of Commerce under number 65434552 (the Offeror), published a public tender offer (the Offer) for all publicly held registered shares of Syngenta AG with a nominal value of CHF 0.10 each (each a Syngenta Share) pursuant to, and subject to the terms and conditions and the restrictions set forth in, the offer prospectus of the same date (the Offer Prospectus).

This notice of extension (this Notice) forms an integral part of the Offer Prospectus. Other than as set forth herein, the Offer Prospectus remains valid and unchanged, and continues to be in force and effect. Capitalized terms used and not defined herein have the meaning ascribed to them in the Offer Prospectus.

The Offeror is simultaneously conducting the U.S. Offer, which is, subject to requirements imposed by the law or by authorities, in all material respects subject to the same terms and conditions as the Offer. Accordingly, the offer period of the U.S. Offer will be extended concurrently with the present extension of the Main Offer Period pursuant to separate U.S. Offer documentation.

2 | 3

II.	Extension of the Initial Main Offer Period

In accordance with the Extension Relief described in Section B.5 of the Offer Prospectus, the Offeror hereby extends the Initial Main Offer Period ending on May 23, 2016, 4:00 p.m. CEST, by a period of 40 (forty) Trading Days (the First Extension Period). The First Extension Period will commence on May 24, 2016, and end on July 18, 2016, 4:00 p.m. CEST.

In accordance with the Extension Relief, the Offeror reserves the right to further extend the Main Offer Period once or several times until the Extension End Date. Any such further extension of the Main Offer Period will be published no later than before the start of trading on the last Trading Day of the First Extension Period or, if applicable, of any subsequent relevant Extension Period.

The Offeror furthermore reserves the right to extend the Main Offer Period once or several times, subject to the approval of the TOB, beyond the Extension End Date.

III.	Publication

This Notice will be published on May 17, 2016, before the opening of trading on SIX on http://www.chemchina.com/press and submitted in electronic form to the major Swiss media, the major news agencies active in Switzerland, the major electronic media which distribute stock exchange information and the TOB.

IV.	Applicable Law and Jurisdiction

The Offer, including this Notice, and all rights and obligations arising thereunder or in connection therewith, shall be governed by, and construed in accordance with, Swiss law. The exclusive place of jurisdiction shall be the city of Zurich.

V.	Indicative Timetable*

May 23, 2016	End of Initial Main Offer Period

May 24, 2016	Start of the First Extension Period

July 18, 2016	End of the First Extension Period

to be determined	Potential further Extension Periods

X - (max.) 20 TD	Notice of Last Extension Period and of End of Main Offer Period*

X	End of Main Offer Period*

Closing of the second trading line on SIX for tendered Syngenta Shares*

X+1 TD	Provisional notice of the interim results of the Offer*

X+4 TD	Definitive notice of the interim results of the Offer*

X+5 TD	Start of the Additional Acceptance Period*

X+8 TD	Payment of Special Dividend*

3 | 3

X+9 TD	First Settlement*

X+14 TD	End of the Additional Acceptance Period*

X+15 TD	Provisional notice of the end results of the Offer*

X+18 TD	Definitive notice of the end results of the Offer*

X+20 TD	Second Settlement*

*	In this indicative timetable, the abbreviation "TD" means a Trading Day. The Offeror reserves the right to extend the Main Offer Period pursuant to Section B.5 of the Offer Prospectus, once or several times, under the Extension Relief and|or, subject to the approval of the TOB, beyond the Extension End Date. In addition, the Offeror reserves the right to postpone the Settlement of the Offer pursuant to Section B.8(3) of the Offer Prospectus.

Date of this Notice: May 17, 2016

__________________

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	May 17, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs